Exhibit (a)(5)(D)

April 3, 2013

Dear Obagi Stockholders:

I am pleased to inform you that Valeant Pharmaceuticals International (“VPI”), Odysseus Acquisition Corp. (“Purchaser”), Obagi Medical Products, Inc. (“Obagi”) and Valeant Pharmaceuticals International, Inc. (“Valeant”) have agreed to increase the Offer Price from $19.75 to $24.00 in cash for each share of Obagi common stock payable by the Purchaser pursuant to the terms and conditions of their Agreement and Plan of Merger, dated as of March 19, 2013, as amended on April 3, 2013.

Enclosed please find Amendment No. 1 to the Schedule TO filed by Purchaser, VPI and Valeant today, which describes the amendments to the original Schedule TO and includes amendments made as a result of the amendment to the Agreement and Plan of Merger. Also enclosed is Amendment No. 2 to Obagi’s Schedule 14d-9 describing the recommendation of the amended transaction by the Obagi Board of Directors to its stockholders.

Please note the following: The expiration date of the tender offer will remain 12:00 midnight, New York City time, on April 23, 2013, unless later extended. You may continue to use the prior Letter of Transmittal mailed to you. If you need an additional copy or have any questions, please contact the Information Agent for the tender offer, D.F. King & Co., Inc., at 800-625-8536 (for stockholders) or 212-269-5550 (for banks and brokers).

Very truly yours,
/s/ J. Michael Pearson

J. Michael Pearson Chairman and Chief Executive Officer Valeant Pharmaceuticals International, Inc.